

May 11, 2022

Kenneth Pucheu
Executive Vice President and Chief Financial Officer
NexTier Oilfield Solutions Inc.
3990 Rogerdale Rd.
Houston, TX 77042

   Re: NexTier Oilfield Solutions Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 23, 2022
    File No 1-37988

Dear Mr. Pucheu:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

1. Discuss and analyze your financial position and the changes in your financial condition as required by Item 303(a) and (b) of Regulation S-K. Specifically, discuss and analyze material changes to your balance sheet and discuss material events and uncertainties that may impact your future financial condition.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert Babula, Staff Accountant, at (202) 551-3339 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin McDonald